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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)*

                            AT&T Latin America Corp.
                                (Name of Issuer)

                Class A Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    04649A106
                                 (CUSIP Number)

                                 August 28, 2000
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04649A106
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1.             Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               AT&T Corp.
               I.R.S. Identification No. 13-4924710
               ATTLA Holding Corp. (AT&T Corp.'s wholly-owned subsidiary) I.R.S. Identification No.

2.             Check the Appropriate Box if a Member of a Group

               (a)      [  ]
               (b)      [  ]

3.             SEC Use Only

4.             Citizenship or Place of Organization

               AT&T Corp.                 New York
               ATTLA Holding Corp.        Delaware

Number of               5.   Sole Voting Power
Shares                       -0-
Beneficially
Owned by                6.   Shared Voting Power
Each Reporting                 73,081,595**
Person With
                        7.   Sole Dispositive Power
                             -0-

                        8.   Shared Dispositive Power
                             73,081,595**

9.             Aggregate Amount Beneficially Owned by Each Reporting Person

               73,081,595**

10.            Check if the Aggregate Amount in Row (9) Excludes Certain Shares

               [  ]


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11.            Percent of Class Represented by Amount in Row (9)

               62.9%**

12.            Type of Reporting Person

               AT&T Corp.                 HC
               ATTLA Holding Corp.        HC

** Assumes conversion of all 73,081,595 shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Persons into shares of Class A Common Stock. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Power to vote and power to dispose is shared by each Reporting Person.


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ITEM 1.

         (a)      Name of Issuer

                  AT&T Latin America Corp.

         (b)      Address of Issuer's Principal Executive Offices

                  220 Alhambra Circle
                  Coral Gables, Florida  33134

ITEM 2.

         (a)      Name of Person Filing

                  AT&T Corp.
                  ATTLA Holding Corp.

         (b)      Address of Principal Business Office or, if none, Residence

                  AT&T Corp.                32 Avenue of the Americas
                                            New York, NY 10013

                  ATTLA Holding Corp.       295 North Maple Avenue
                                            Basking Ridge, NJ  07920

         (c)      Citizenship

                  AT&T Corp.                New York
                  ATTLA Holding Corp.       Delaware

         (d)      Title of Class of Securities

                  Class A Common Stock, par value $0.0001 per share

         (e)      CUSIP Number

                  04649A106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         N/A



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ITEM 4.  OWNERSHIP

         (a)  Amount beneficially owned: 73,081,595**

         (b)  Percent of class: 62.9%**

         (c)  Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote 0.

                  (ii)     Shared power to vote or to direct the vote
                           73,081,595**.

                  (iii) Sole power to dispose or to direct the disposition of 0.

                  (iv) Shared power to dispose or to direct the disposition of 73,081,595**.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         ATTLA Holding Corporation, a wholly-owned subsidiary of AT&T Corp., is the direct owner of all 73,081,595 shares.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A

ITEM 10.  CERTIFICATION

         N/A



** Assumes conversion of all 73,081,595 shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Persons into shares of Class A Common Stock. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Power to vote and power to dispose is shared by each Reporting Person.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             AT&T CORP.

                                             /s/ John A. Haigh
                                             Name: John A. Haigh
                                             Title: President
                                                    AT&T International Ventures


                                             ATTLA HOLDING CORP.

                                             /s/ John A. Haigh
                                             Name: John A. Haigh
                                             Title: President
                                                    AT&T International Ventures

Dated:  February 12, 2001


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                                  EXHIBIT INDEX

Exhibit                 Description

1. Joint Filing Agreement, dated as of February 12, 2001, between AT&T Corp. and ATTLA Holding Corp.



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